15025611

RECEIVED MAR 1 9 2015 SEC MAIL PROCESSING SECTION WASH. D.C. 201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-24116

8-24116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 North Forest Road
(No. and Street)

Getzville (City) New York (State) 14068 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Iak 716-636-0280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester (City) New York (State) 14623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 3/19

MG 3/19

OATH OR AFFIRMATION

I, Matthew Iak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westmoreland Capital Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michele Anne Witmer
Notary Public, State of New York
Qualified in Erie County
No. 01WI6136845
Commission Expires Nov 14, 2017

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMORELAND CAPITAL CORPORATION
FINANCIAL STATEMENTS
INTERNAL CONTROL REPORT
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2014

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder
Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)

We have audited the accompanying financial statements of Westmoreland Capital Corporation (A wholly owned subsidiary of J.M. Jayson & Company, Inc.) (a New York State corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Westmoreland Capital Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Westmoreland Capital Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Westmoreland Capital Corporation's financial statements. The supplemental information is

the responsibility of Westmoreland Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rochester, New York

March 12, 2015

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 1,096,326
Commissions receivable	3,446,428
Other assets	10,129
Total Assets	$ 4,552,883
Liabilities and Shareholders' Equity	
Liabilities	
Commissions Payable	$ 4,044,238
Accounts payable and accrued expenses	184,782
Deferred tax liability	227,213
Accrued payroll and benefits	1,990
Total Liabilities	4,458,223
Shareholders' Equity	
Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding	5,500
Additional paid-in capital	319,607
Accumulated deficit	(230,447)
Total Shareholders' Equity	94,660
Total Liabilities and Shareholders' Equity	$ 4,552,883

See accompanying notes to financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Operations
For the Year Ended December 31, 2014

Revenue	
Commission income	$ 23,367,211
Fee income	39,958
Investment income	545
Total Revenue	23,407,714
Expenses	
Commission expense	15,766,225
Patroll, payroll taxes, and employee benefits	5,039,345
Due diligence	1,888,890
Advertising	1,603
Insurance expense	7,230
Membership dues & fees	112,064
Professional expense	119,881
Other expenses	118,790
Total Expenses	23,054,028
Income before Provision for Income Taxes	353,686
Provision for income taxes - current	60,000
- deferred	285,000
Net Income	$ 8,686

See accompanying notes to financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance December 31, 2013	$ 5,500	$ 319,607	$ (239,133)	$ 85,974
Net income	-	-	8,686	8,686
Balance December 31, 2014	$ 5,500	$ 319,607	$ (230,447)	$ 94,660

See accompanying notes to financial statements

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net income	$ 8,686
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Decrease (increase) in commission receivable	(3,419,039)
Decrease (increase) in tax benefit receivable	57,787
Decrease (increase) in other assets	(10,129)
Increase (decrease) in commissions payable	4,044,238
Increase (decrease) in accounts payable	173,009
Increase (decrease) in deferred tax liability	227,213
Increase (decrease) in accrued payroll and benefits	1,990
Total Adjustments	1,075,069
Net Cash Used In Operating Activities	1,083,755
Cash Flows from Financing Activities:	
Capital contribution	-
Net Cash Used in Financing Activities	
Net Change in Cash and Cash Equivalents	1,083,755
Cash and Cash Equivalents - Beginning of Year	12,571
Cash and Cash Equivalents - End of Year	$ 1,096,326

See accompanying notes to financial statements

WESTMOREland CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. THE COMPANY

Westmoreland Capital Corporation (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The Company is engaged primarily in the sale of mutual fund investment and units of limited partnership interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Receivables - Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are primarily from the parent company for sale of limited partnership interests. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables, and, as such, an allowance for doubtful accounts has not been established.

Income taxes- The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification FASB ASC 740 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2014. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, and payables. At December 31, 2014, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2014, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. RELATED PARTY TRANSACTIONS

The Company is engaged principally in the sale of mutual fund investments and units of limited partnership interests. These units of limited partnership interests are primarily for ventures in which the Company's parent company or affiliates are involved.

4. RELATED PARTY TRANSACTIONS (Cont.)

The Company files a consolidated income tax return with its parent company. As such, the Company's Federal tax expense or benefit is recorded in the related affiliate receivable. During 2014, the Company recognized a Federal tax expense of $120,000 related to the 2014 net income, which increased the accumulative tax payable ~~from~~ affiliates to $ 227,213 as of December 31, 2014.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $477,808, which was $180,445 more than its required net capital of $297,363 and a ratio aggregate indebtedness to net capital of 9.3 to 1.

6. INCOME TAXES

Income Taxes – The Company files a consolidated Federal income tax return with J. M Jayson & Company. Federal income tax expense (benefit) is based on amounts that would be payable if Federal income tax returns were filed.

The Company files separate State income tax returns. For 2014 the current NYS tax expense was $60,000.

Deferred income tax expense consists of the following for the year ended December 31, 2014:

Taxes on income at statutory rates – payable to J.M. Jayson (parent)	$120,000
Taxes on non-deductable bonuses	165,000
	$285,000

The Company's expense from income taxes differs from the expected tax benefit (calculated by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes) primarily as a result of state income taxes and the effect of graduated tax rates. This consolidated entity anticipates no federal tax will be payable for 2014.

The primary difference between taxable income and book income was employee bonuses that were not deductable on the consolidated federal income tax return.

6. INCOME TAXES (Cont.)

The Company recognizes the financial statement effects of tax positions taken or expected to be taken in its tax return when it is more-likely-than-not, based on technical merits, that the tax position will be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. At December 31, 2014, management determined the Company had no uncertain tax positions which would fail such recognition criteria. The Company is no longer subject to tax examination for the years ended December 31, 2010 and prior.

7. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's accounts receivable are due from certain vendors and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, and accounts receivable.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue, and has determined that any events or transactions occurring during this period that would require recognition of disclosure are properly disclosed in these financial statements.

9. CONCENTRATION

In 2014, the Company realized commission revenue from the sale of units in four projects, which are: Genesis Drilling Program IV, Genesis Drilling V, Genesis Drilling Program VI, and the Strategic Income Fund III.

Commission revenue from these placements from four of five of these projects amounted to approximately 96% of the Company total revenue, in the following order: 50%, 20%, 17%, and 9% respectively.

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

1.	Total ownership equity from Statement of Financial Condition	$ 94,660
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	94,660
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	550,000
5.	Total capital and allowable subordinated liabilities	644,660
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(166,852)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	477,808
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 477,808

Continued on next page

Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital (Cont'd)
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 297,363
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 297,363
14.	Excess net capital (line 10 less line 13)	$ 180,445
15.	Net capital less the greater of 10% OF LINE 19 OR 120% LINE 12	$ 31,998

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 4,458,223
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 4,458,223
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	933

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were differences between this computation of net capital and the corresponding computation prepared by Westmoreland Caapital Corporation. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date as note below:

Net capital per the Company's FOCUS Report (Unaudited)	$ 830,016
Increase in accrued expenses and taxes	(1,178,980)
Decrease in non allowable assets	276,772
Increase in non allowable liabilities	550,000
Net capital per audited financial statement	$ 477,808

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board *WWW.PCAOBUS.ORG*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Westmoreland Capital Corporation
(A Subsidiary of J.M. Jayson & Company, Inc).

We have reviewed management's statements included in the accompanying Report of Exemption Claimed Under 17 C.F.R. §240.15c3-3(k) in which (1) Westmoreland Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westmoreland Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i)) (the "exemption provision") and (2) stated that Westmoreland Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Westmoreland Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westmoreland Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rochester, New York

March 12, 2015

WESTMORELAND CAPITAL CORPORATION
REPORT OF EXEMPTION CLAIMED UNDER C.F.R. §240.15c3-3(k)
DECEMBER 31, 2014

To the best of my knowledge and belief, Westmoreland Capital Corporation, claims exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") for the entire year ended December 31, 2014.

To the best of my knowledge and belief, Westmoreland Capital Corporation, has met the identified exemption Provision under 17 C.F.R. §240.115c3-3: (k)(2)(i) throughout the entire year ended December 31, 2014 as described in paragraph (d)(4)(iii) of this section without exception.

Matthew Iak,
President

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)

In planning and performing our audit of the financial statements of Westmoreland Capital Corporation (Company) as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be significant deficiencies or material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, NY

March 12 , 2015

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON AGREED UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by Westmoreland Capital Corporation (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records, noting no interim assessment payments were required;

2. Compared the applicable amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the applicable amounts reported on Form SIPC-7 for the period from January 1, 2014 to December 31, 2014 noting no differences;

3. Compared any adjustments reported on SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, NY

March 12, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

024116 FINRA DEC
Westmoreland Capital Corporation
2350 North Forest Road
Getzville, NY 14068

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $14,381

B. Less payment made with SIPC-6 filed (exclude interest) (6184)

09/08/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,197

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $8,197

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $8,197

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westmoreland Capital Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 26 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 14 and ending December 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,407,713
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	17,655,115
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	17,655,115
2d. SIPC Net Operating Revenues	$ 5,752,598
2e. General Assessment @ .0025	$ 14,381

(to page 1, line 2.A.)